SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


PROCESSING
2003
SECTION

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



03026292

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the twelve months ended December 31, 2002
and the twelve months ended December 31, 2001

OR


PROCESSED
JUL 08 2003
THOMSON
FINANCIAL

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
(Full title of plan)

NEW JERSEY RESOURCES CORPORATION
(Name of issuer of the securities held pursuant to the plan)

1415 Wyckoff Road
Wall, New Jersey 07719
(address of principal office)


NJR
New Jersey Resources

EMPLOYEES' RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 and 2001

PREPARED FOR FILING AS PART OF THE ANNUAL RETURN-REPORT OF AN EMPLOYEE BENEFIT PLAN (FORM 5500)

INDEX

Deloitte & Touche LLP
Two Hilton Court
P.O. Box 319
Parsippany, NJ 07054-0319

Tel: (973) 683-7000
Fax: (973) 683-7459
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
New Jersey Resources Corporation
Employees' Retirement Savings Plan
Wall, New Jersey

We have audited the accompanying statements of net assets available for benefits of New Jersey Resources Corporation Employees' Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as whole.

Deloitte + Touche LLP

June 20, 2003

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
INVESTMENTS (AT FAIR VALUE):		
Stable Portfolio Group Trust	$7,282,193	$6,637,546
Evergreen Short-Term Duration Income Fund	-	834,208
Diversified Bond Group Trust	2,475,467	843,823
Fidelity Puritan Fund	3,051,973	3,437,864
Enhanced Stock Market Fund	4,060,930	5,129,430
Vanguard Windsor II Fund	2,927,296	3,616,339
MFS Massachusetts Investors Growth Stock Fund	366,487	453,888
Credit Suisse Warburg Pincus Int. Equity Fund	-	1,072,319
Janus Worldwide Fund	1,387,577	1,913,915
Franklin Small Cap Growth Fund	11	366,400
Invesco Dynamics	367,214	514,495
NJR Common Stock Fund 401(k)	2,846,035	1,993,741
NJR Common Stock ESOP	21,112,550	22,154,652
Templeton Foreign	1,026,731	-
T Rowe Price Small Cap	153,419	-
Franklin Small Capital Growth II	347,764	-
Employee Loans Receivable	1,374,222	1,062,173
Total investments	48,779,869	50,030,793
EMPLOYEE CONTRIBUTIONS RECEIVABLE	135,721	101,024
EMPLOYER CONTRIBUTION RECEIVABLE	49,759	26,310
NET ASSETS AVAILABLE FOR BENEFITS	$48,965,349	$50,158,127

See notes to financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Investments:		
Interest and dividend income	$ 1,208,390	$ 1,007,317
Net (depreciation) appreciation in fair value of investments	(2,698,407)	257,837
Contributions:		
Employer contributions	963,412	770,739
Employee contributions	2,996,405	2,874,582
Employee rollover contributions	104,961	78,704
Total additions	2,574,761	4,989,179
DEDUCTIONS:		
Participant distributions	3,654,774	3,104,477
Operating expenses	112,765	97,298
Total deductions	3,767,539	3,201,775
(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,192,778)	1,787,404
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	50,158,127	48,370,723
END OF YEAR	$48,965,349	$50,158,127

See notes to financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

On October 1, 1996, New Jersey Resources Corporation (the Company), merged the Employees' Retirement Savings Plan into the Employee Stock Ownership Plan II (the ESOP II). The ESOP II has been renamed New Jersey Resources Corporation Employees' Retirement Savings Plan (the Plan).

The Plan is administered through a Benefits Administration Committee (the Committee) appointed by the Company's Board of Directors and complies with the provisions of the Employee Retirement Income Security Act of 1974.

The Plan has two components as described below:

Savings Component

The Savings component is represented by deferred contributions, after-tax contributions and employer matching contributions.

All employees of the Company and its subsidiaries who have completed 30 days of service are eligible to participate on a voluntary basis.

Under the Savings component, eligible employees may make contributions of between 1% and 30% of base compensation to the Plan and, of this amount, the calendar year dollar limit in effect for 401(k) contributions shall be permitted as pre-tax contributions. The 30% maximum amount became effective August 1, 2002. The Company contributes an amount equal to 50% of the first 6% of contributing participants' base compensation, subject to certain exceptions as described in the Plan. The participants' contributions are fully vested at all times. The Company's contributions vest on the basis of service ranging from 25% after two years, 50% after three years, 75% after four years, and 100% after five years. Any forfeitures are treated as a reduction to employer contributions.

Effective October 1, 2000, certain employees of NJR Home Services Company who are not covered by the Plan for Retirement Allowances for Represented Employees of New Jersey Natural Gas Company and have one or more year(s) of service receive an annual Company contribution equal to 2% of base compensation for employees with less than five years of service and a 3% contribution for employees with five or more years of service. The contribution is automatically invested in the Stable Portfolio Group Trust Fund, and cannot be reallocated to other investments nor is it eligible for employee loans. As of March 18, 2003, the Company contributed $13,026 related to these employees, for the Plan year ending

December 31, 2002. Effective in 2002, employees who have reached the age of 50 by the end of the Plan year may elect to contribute an additional $1,000 in pre-tax unmatchable contributions. As of December 31, 2002 there are no nonparticipant-directed investments. The amount discussed above has been included in contributions receivable at December 31, 2002, and the only changes in nonparticipant-directed net assets are the contributions discussed above.

All contributions by employees are made through payroll deductions. As directed by the Committee, contributions by employees and the Company are transferred to a Trustee and held in the Plan's Trust Fund for investment and other transactions.

Participants, prior to retirement or termination of service with the Company, may withdraw their contributions from the Savings component subject to certain limitations as described in the Plan. Participants may not withdraw the Company's contributions until they are vested. Withdrawal of deferred contributions may generally be made only upon disability, hardship or the attainment of age 59-1/2.

Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment.

The Plan may loan to a participant an amount which shall not exceed the lesser of 50% of the value of the vested portion of such participant's account, or $50,000. Any participant loan must be for a principal amount of $1,000 or more and no participant may have more than two loans outstanding at any time. No loan shall be for a term of more than five years except for loans used to acquire the participant's principal residence, which term shall not exceed ten years.

A participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Committee. Payments of principal and interest on loans shall be credited to the participant's account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the participant's then current investment selection.

The interest rate for loans will be the current prime lending rate of Wachovia Bank N.A., formerly First Union National Bank of North Carolina, plus 1% or such other rate as is prescribed by the Committee based on periodic re-evaluations of the adequacy of such rate. The fixed rate of interest shall apply to the term of each loan.

Employee Stock Ownership Plan Component (the ESOP)

Effective October 1, 1994 investment in the ESOP was closed to future employees. The ESOP component is represented by amounts held by the Trust in Company Stock. Until September 30, 1994, all employees of the Company and its subsidiaries who had attained age 21 and completion of one year of service were eligible to participate. All participants' respective shares of Company Stock are 100% vested.

Distributions to ESOP participants may be made only in the case of separation of service or attainment of age 55 and completed at least 10 years of participation, and shall be in the form of full shares of the Company's common stock and cash in lieu of fractional shares. ESOP participants may also elect to receive their total distribution in cash. The following amount related to the ESOP were included in interest and dividend income and net (depreciation) appreciation in fair value of investments for the years ended December 31:

	2002	2001
Dividend income	842,040	917,060
Net appreciation	208,066	952,775

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments - The value of the Trust Fund shall be determined by the Trustee on the basis of quoted market values as of each Valuation Date (each day that the financial markets are open).

Use of Estimates – The financial statements of the Plan include estimates and assumptions of certain assets and income and expenses. Actual results in the future may differ from such estimates.

Dividend Income - Dividend income is recorded on the ex-dividend date. Effective October 1, 1995, dividends are distributed to the ESOP and NJR Common Stock fund participants. Effective October 1, 2002, these dividends became automatically reinvested unless the employees elected a distribution.

Payment of Benefits – Benefits are recorded when paid.

Expenses of Plan - The Company pays certain administrative expenses of the Plan and fees and retainers of the Trustee, consultants, auditors and counsel. Fund operating expenses are paid by the participants of the plan.

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

3. INVESTMENTS

Participants can elect to have their contributions invested in one or more of the following thirteen investment funds. Participants can also reallocate their account balances on a daily basis.

Stable Portfolio Group Trust - The fund's objective is to provide rates of return greater than three-month debt instruments and, in some environments, be competitive with one-to-three year Treasury obligations.

Diversified Bond Group Trust - The fund seeks to provide a total rate of return in excess of the returns of the bond market and other fixed income managers. It is comprised of primarily U.S. Government and Agency bonds, mortgage-backed securities, corporate bonds and money market instruments.

Fidelity Puritan Fund – The fund seeks income and capital growth consistent with reasonable risk. Sixty percent of the assets are invested in stocks and other equity securities and the rest in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral.

Enhanced Stock Market Fund - The fund's objective is to provide a total rate of return equal to or exceeding that of the Standard and Poor's 500 ("S&P 500") Index each calendar year.

Vanguard Windsor II Fund - The fund's objective is to provide long-term growth of capital and income. As a secondary objective, the Fund seeks a reasonable level of current income. It is a value-oriented growth and income fund seeking investment opportunities primarily in common stocks that are out of favor or undervalued.

MFS Massachusetts Investors Growth A Fund - This fund seeks long-term growth of capital and future income, rather than current income. The fund invests primarily in common stock or convertibles issued by companies exhibiting above-average prospects for long-term growth.

Janus Worldwide Fund - The fund seeks long-term growth of capital by investing in common stocks of foreign and domestic companies. The Fund is permitted to invest in companies on a worldwide basis, regardless of country of organization or place of principal business activity.

Franklin Small Cap Growth Fund II – The fund invests primarily in stocks of companies with market capitalization of less than $1 billion that the managers believe are positioned for rapid growth.

Invesco Dynamics Fund – This fund analyzes rapidly growing companies, traded primarily on national exchanges and over-the-counter. Using a "bottom-up" selection process, the fund looks for interesting individual securities, then critically evaluates how they might do in the broader, long-term economic picture.

Templeton Foreign Fund – The fund seeks long-term capital growth by investing primarily in the equity securities of companies located outside the US, including emerging markets. Also, the fund generally invests up to 25% of its total assets in debt securities of companies and governments located anywhere in the world.

T.Rowe Price Small Cap Value Fund – The fund seeks long-term capital growth by investing primarily in the common stock of companies with relatively small market capitalizations which are believed to be undervalued and have good prospects for capital appreciation.

NJR Common Stock Fund 401(k) - invests in the common stock of the Company. The Company has delivered consistent earnings growth through a proven strategy consisting of strong customer growth, profitable regulated and unregulated business, and responsible financial management.

Investments in the Employee Loans Receivable occur when Participants elect to borrow.

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 10, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). On February 21, 2002, the Plan was amended and restated to be in compliance with the provisions of the Uruguay Round Agreement Act, the Uniformed Services Employment and Reemployment Rights Act, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 and various regulations and rulings issued by governmental agencies (together "GUST") and the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The amendment specifies, among other things, retirement age, allowable rollover contributions, termination of employment prior to early or normal retirement dates and other options for the participants in the Plan. The Company submitted a revised plan on February 28, 2002 for a new determination letter. The Plan Administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5. TERMINATION

If the Plan is terminated, no further contributions shall be made, and the accounts of each participant shall be applied for his or her benefit either by payment in cash or in kind, or by the continuation of the Trust Fund in accordance with the Trust Agreement and the provisions of the Plan as though the Plan were otherwise in full force and effect. Distributions shall be made in lump sum payments.

6. FINANCIAL STATEMENTS/FORM 5500

The financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles in the United States of America. The Form 5500 is presented on the cash basis.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	
	2002	**2001**
Net assets available for benefits per the financial statements	**$ 48,965,349**	**$ 50,158,127**
Less: Amounts due from participants per the financial Statements	**(135,721)**	**(101,024)**
Less: Amounts due from employer per the financial Statements	**(49,759)**	**(26,310)**
Net assets available for benefits per the Form 5500	**$ 48,779,869**	**$ 50,030,793**

	For the Year ended: December 31, 2002
Contributions received from participants per the financial statements	**$ 2,996,405**
Less: Contributions receivable from participants per the financial statements, December 31, 2002	**(135,721)**
Add: Contributions receivable from participants per the financial statements, December 31, 2001	**101,024**
Contributions received from participants per the 5500	**$2,961,708**

	For the Year Ended: December 31, 2002
Contributions received from employer per the financial statements	**$ 963,412**
Less: Contributions receivable from employer per the financial statements, December 31, 2002	**(49,759)**
Add: Contributions receivable from participants per the financial statements, December 31, 2001	**26,310**
Contributions received from employer per the 5500	**$ 939,963**

7. SIGNIFICANT INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2002 and 2001:

	2002	2001
NJR Common Stock ESOP/401K	**$ 23,958,585**	**$ 24,148,393**
Stable Portfolio Group Trust	**7,282,193**	**6,637,565**
Enhanced Stock Market Fund	**4,060,930**	**5,129,430**
Vanguard Windsor II Fund	**2,927,296**	**3,616,339**
Fidelity Puritan Fund	**3,051,973**	**3,437,864**
Diversified Bond Group Trust	**2,475,467**	**N/A**

8. PARTY-IN-INTEREST TRANSACTIONS

For the years ended December 31, 2002 and 2001 the plan's ESOP and 401K funds had investments in Company's stock representing 1,472,735 units or $23,958,585 and 1,498,237 units or $24,148,393, respectfully. Certain plan investments are shares of mutual funds managed by the trustee. Wachovia Bank N.A., formerly First Union National Bank, is the Plan Trustee and certain plan assets are invested in First Union Mutual Funds, therefore, First Union is a party-in-interest. Fees paid by the plan to the Trustee amounted to $112,765 and $97,298 for the years ended December 31, 2002 and 2001, respectively.

NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN, PN 005
NEW JERSEY RESOURCES CORPORATION, EIN 22-2376465
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES FOR PLAN YEAR ENDED DECEMBER 31, 2002

DESCRIPTION	COST	MARKET
Stable Portfolio Group Trust	$6,637,370	$7,282,193
Diversified Bond Group Trust	2,319,784	2,475,467
Fidelity Puritan Fund	2,846,526	3,051,973
Enhanced Stock Market Fund	5,054,800	4,060,930
Vanguard Windsor II Fund	3,324,085	2,927,296
MFS Massachusetts Investors Growth Stock Fund	575,281	366,486
Janus Worldwide Fund	2,221,784	1,387,579
Franklin Small Cap Growth Fund	10	11
Invesco Dynamics	552,648	367,214
NJR Common Stock Fund 401(k)	2,620,147	2,846,035
NJR Common Stock ESOP	12,657,925	21,112,550
Templeton Foreign	1,088,696	1,026,732
T Rowe Price Small Cap	159,016	153,419
Franklin Small Capital Growth II	348,154	347,764
Participant Loans	1,374,222	1,374,222

Deloitte & Touche LLP
Two Hilton Court
Parsippany, New Jersey 07054-0319

Tel: (973) 683-7000
Fax: (973) 683-7459
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 33-52409 and 33-57711 of New Jersey Resources Corporation on Forms S-8 and S-3, respectively, of our report dated June 20, 2003, appearing in this Annual Report on Form 11-K of New Jersey Resources Corporation Employees' Retirement Savings Plan for the year ended December 31, 2002.

Deloitte + Touche LLP

June 27, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

New Jersey Resources Corporation
Employees' Retirement Savings Plan

Date: June 27, 2003

By: 
Hugo C. Bottino
Plan Administrator


Glenn C. Lockwood
Plan Sponsor

EXHIBIT 99-1

CERTIFICATION OF THE PLAN ADMINISTRATOR
PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Hugo C. Bottino hereby certifies as follows:

(a) I am the Plan Administrator of New Jersey Resources Corporation Employees' Retirement Savings Plan (the "Plan");

(b) To the best of my knowledge, the Plan on Form11-K for the year ended December 31, 2002 (the "Report") complies in all material respects with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(c) To the best of my knowledge, based upon a review of the Report, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

NEW JERSEY RESOURCES CORPORATION

Date: June 27, 2003

By: 
Hugo C. Bottino
Plan Administrator

This certificate accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 or any other provision of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99-2

CERTIFICATION OF THE PLAN SPONSOR
PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Glenn C. Lockwood hereby certifies as follows:

(a) I am the Plan Sponsor of New Jersey Resources Corporation Employees' Retirement Savings Plan (the "Plan");

(b) To the best of my knowledge, the Plan on Form11-K for the year ended December 31, 2002 (the "Report") complies in all material respects with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(c) To the best of my knowledge, based upon a review of the Report, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

NEW JERSEY RESOURCES CORPORATION

Date: June 27, 2003

By: 
Glenn C. Lockwood
Plan Sponsor

This certificate accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 or any other provision of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2002

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2002 or fiscal plan year beginning , and ending ,

A This return/report is for:
- (1) ☐ a multiemployer plan;
- (2) ☒ a single-employer plan (other than a multiple-employer plan);
- (3) ☐ a multiple-employer plan; or
- (4) ☐ a DFE (specify) ________

B This return/report is:
- (1) ☐ the first return/report filed for the plan;
- (2) ☐ an amended return/report;
- (3) ☐ the final return/report filed for the plan;
- (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☒

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ ☒

Part II Basic Plan Information -- enter all requested information.

1a Name of plan
NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN

1b Three-digit plan number (PN) ▶ 005

1c Effective date of plan (mo., day, yr.) 10/01/1984

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
NEW JERSEY RESOURCES CORPORATION
1415 WYCKOFF ROAD
WALL NJ 07719

2b Employer Identification Number (EIN) 22-2376465

2c Sponsor's telephone number 732-938-1000

2d Business code (see instructions) 523900

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE ________ Signature of plan administrator ________ Date ________ Type or print name of individual signing as plan administrator

SIGN HERE ________ Signature of employer/plan sponsor/DFE ________ Date ________ Type or print name of individual signing as employer, plan sponsor or DFE



Official Use Only

3a	Plan administrator's name and address (If same as plan sponsor, enter "Same") SAME	3b	Administrator's EIN
		3c	Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	6	861
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	7a	791
b	Retired or separated participants receiving benefits	7b	0
c	Other retired or separated participants entitled to future benefits	7c	78
d	Subtotal. Add lines **7a, 7b,** and **7c**	7d	869
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	1
f	Total. Add lines **7d** and **7e**	7f	870
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	801
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	7
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	18

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a ☒ Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2H 2J 2K 2I 2O

b ☐ Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)	9b Plan benefit arrangement (check all that apply)
(1) ☐ Insurance	(1) ☐ Insurance
(2) ☐ Code section 412(i) insurance contracts	(2) ☐ Code section 412(i) insurance contracts
(3) ☒ Trust	(3) ☒ Trust
(4) ☐ General assets of the sponsor	(4) ☐ General assets of the sponsor





Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1)	[X]		**R**	(Retirement Plan Information)
(2)	[X]	1	**T**	(Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year . . . . ▶ ______

(3)	[ ]		**B**	(Actuarial Information)
(4)	[X]		**E**	(ESOP Annual Information)
(5)	[X]		**SSA**	(Separated Vested Participant Information)

b Financial Schedules

(1)	[X]		**H**	(Financial Information)
(2)	[ ]		**I**	(Financial Information -- Small Plan)
(3)	[ ]	____	**A**	(Insurance Information)
(4)	[X]		**C**	(Service Provider Information)
(5)	[X]		**D**	(DFE/Participating Plan Information)
(6)	[ ]		**G**	(Financial Transaction Schedules)
(7)	[X]	1	**P**	(Trust Fiduciary Information)

SCHEDULE C (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Service Provider Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2002
This Form is Open to Public Inspection

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVIN	**B** Three-digit plan number ▶ 005
C Plan sponsor's name as shown on line 2a of Form 5500 NEW JERSEY RESOURCES CORPORATION	**D** Employer Identification Number 22-2376465

Part I Service Provider Information (see instructions)

1 Enter the total dollar amount of compensation paid by the plan to all persons, other than those listed below, who received compensation during the plan year: **1** 0

2 On the first item below list the contract administrator, if any, as defined in the instructions. On the other items, list service providers in descending order of the compensation they received for the services rendered during the plan year. List only the top 40. 103-12 IEs should enter N/A in (c) and (d).

(a) Name	**(b)** Employer identification number (see instructions)	**(c)** Official plan position
		CONTRACT ADMINISTRATOR

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	**(e)** Gross salary or allowances paid by plan	**(f)** Fees and commissions paid by plan	**(g)** Nature of service code(s) (see instructions)
			12

(a) Name	**(b)** Employer identification number (see instructions)	**(c)** Official plan position
WACHOVIA BANK, N. A.	22-1147033	TRUSTEE

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	**(e)** Gross salary or allowances paid by plan	**(f)** Fees and commissions paid by plan	**(g)** Nature of service code(s) (see instructions)
		112765	26





Official Use Only

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)



(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)



(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)





Official Use Only

Part II Termination Information on Accountants and Enrolled Actuaries (see instructions)

(a) Name ____________ **(b)** EIN ____________

(c) Position ____________

(d) Address ____________

(e) Telephone No. ____________

Explanation: ____________

(a) Name ____________ **(b)** EIN ____________

(c) Position ____________

(d) Address ____________

(e) Telephone No. ____________

Explanation: ____________

(a) Name ____________ **(b)** EIN ____________

(c) Position ____________

(d) Address ____________

(e) Telephone No. ____________

Explanation: ____________





SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection

For calendar plan year 2002 or fiscal plan year beginning , and ending ,

A Name of plan or DFE
NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVIN

B Three-digit plan number ▶ 005

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
NEW JERSEY RESOURCES CORPORATION

D Employer Identification Number 22-2376465

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE STABLE PORTFOLIO GROUP TRUST

(b) Name of sponsor of entity listed in (a) WACHOVIA BANK, N. A.

(c) EIN-PN 54-6179708-001 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 7282191

(a) Name of MTIA, CCT, PSA, or 103-12IE DIVERSIFIED BOND GROUP TRUST

(b) Name of sponsor of entity listed in (a) WACHOVIA BANK, N. A.

(c) EIN-PN 54-6113592-001 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2475469

(a) Name of MTIA, CCT, PSA, or 103-12IE ENHANCED STOCK MARKET FUND

(b) Name of sponsor of entity listed in (a) WACHOVIA BANK, N. A.

(c) EIN-PN 56-6288528-001 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 4060931

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)





Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______





Official Use Only

Part II Information on Participating Plans (to be completed by DFEs)

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN





Official Use Only

SCHEDULE E (Form 5500)

Department of the Treasury
Internal Revenue Service

ESOP Annual Information

Under Section 6047(e) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 or 5500-EZ.**

OMB No. 1210-0110

2002

This Form is NOT Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVIN	**B** Three-digit plan number ▶ 005
C Plan sponsor's name as shown on line 2a of Form 5500 or 5500-EZ NEW JERSEY RESOURCES CORPORATION	**D** Employer Identification Number 22-2376465

		Yes	No
1a	Did the employee stock ownership plan (ESOP) have an outstanding securities acquisition loan within the meaning of Code section 133 during the plan year?		X
b	Did the employer maintaining the ESOP pay dividends (deductible under section 404(k)) on the employer's stock held by the ESOP during the employer's tax year in which the plan ends?	X	
	If both line **1a** and line **1b** are "No," DO NOT complete any other questions on this schedule. Attach the schedule to the Form 5500 or 5500-EZ you file for your ESOP plan.		
2	What is the total value of the ESOP assets? ▶ 21112550		
3	If the ESOP holds preferred stock, under what formula(s) is the preferred stock convertible into common stock of the employer corporation? ▶		
4	If unallocated employer securities were released from a loan suspense account, indicate below the methods used: **a** ☐ Principal and interest (Excise Tax Regulations section 54.4975-7(b)(8)(i)); **b** ☐ Principal only (Excise Tax Regulations section 54.4975-7(b)(8)(ii)); **c** ☐ Other (attach an explanation)		
5	Were unallocated securities or proceeds from the sale of unallocated securities used to repay any exempt loan (within the meaning of Code section 4975(d)(3))? If "Yes," attach a description of the transaction		X
	If the ESOP or the employer corporation has one or more outstanding securities acquisition loans intended to satisfy Code section 133, complete lines 6 through 11, otherwise skip to line 12.		
6a	Was the ESOP loan part of a "back to back" loan? (See instructions for definition of "back to back" loan.)		
b	If line **6a** is "Yes," are the terms of the two loans substantially similar?		
c	Do the two loans have the same amortization schedule? If "No," attach an explanation of how the amortization schedules differ		
7	Is the loan an immediate allocation loan as defined in Code section 133(b)(1)(B)?		
8a	What was the date of the securities acquisition loan? ▶ ______ month day year		





Official Use Only

		Yes	No
8b	At all times after the acquisition of the employer securities with the loan proceeds, did the ESOP own more than 50% of: (i) each class of outstanding stock of the employer corporation, or (ii) the total value of all outstanding stock of the corporation?		
c	If line 8b is "No," does the securities acquisition loan satisfy one of the transition rules of Act section 7301(f) of OBRA 1989 or satisfy the exception in Code section 133(b)(6)(B)(ii)? (See instructions for explanation of transition rules.)		
d	If line 8c is "No," enter the name and address of payees to whom interest with respect to securities acquisition loans was paid ▶		
9	What was the amount of interest paid on the securities acquisition loan? ▶		
10a	Were any securities disposed of within 3 years after the plan acquired section 133 securities in a taxable event described in Code section 4978B(c)?		
b	If line 10a is "Yes," does one or more of the exceptions provided in Code section 4978B(d) apply to all dispositions of employer securities?		
11a	Were any of the ESOP's securities acquisition loans refinanced during this reporting period?		
b	If line 11a is "Yes," does the refinancing meet the requirements of Act section 1602 of SBJPA 1996?		
	If the employer maintaining the ESOP deducted dividends under Code section 404(k), answer the questions on lines 12 through 15, otherwise skip to line 16.		
12a	Did the amount of the dividends paid exceed the employer's current or accumulated earnings and profits within the meaning of Code section 316?		X
b	Is the amount paid a dividend under applicable state law?	X	
13	If dividends deducted under Code section 404(k) were used to repay an exempt loan, were any dividends used to repay the loan generated by securities that were not acquired with the proceeds of the loan being repaid?		
14	If the answer to line 13 is "Yes," were the dividends paid with respect to employer securities that satisfy the transition rules of Act section 7302(b)(2) of OBRA 1989?		
15	Did the employer make payments in redemption of stock held by an ESOP to terminating ESOP participants and deduct them under Code section 404(k)(1)?		X
16a	Were any dividends subject to an election by participants or their beneficiaries under Code section 404(k)(2)(A)(iii) to reinvest the dividends in employer securities?		X
	If "Yes," answer lines 16b and 16c. If "No," skip to line 17a.		
b	Did the election comply with the requirements of Notice 2002-2?		
c	Are dividends reinvested in employer securities pursuant to the election fully vested?		





Official Use Only

		Yes	No
17a	Is the ESOP maintained by an S corporation?		X
	If "Yes," answer lines 17b, c, d and e. (Also, "2Q" must be entered on Form 5500, line 8.)		
b	Was the ESOP established after March 14, 2001?		
c	If the ESOP was established on or before March 14, 2001, was an S corporation election under section 1362(a) in effect on that date? (See Notice 2002-2. Q&A-15 for further information)		
d	If the answer to line **17b** is "Yes" or to line **17c** is "No," were any prohibited allocations of securities in an S corporation within the meaning of section 409(p)(1) made to any disqualified person (as defined in section 409(p)(4))?		
e	If any prohibited allocations were made, has the ESOP compiled with section 409(p)(2)(A) relating to distributions to disqualified persons and has the S corporation maintaining the ESOP compiled with section 4979A?		

18 Complete the following information for each class of stock owned by the ESOP:

(a) Class of stock	(b) Common stock (C) Preferred stock (P)	(c) Readily tradable* Yes (Y) No (N)	(d) Dividend rate during plan year**	(e) Dividends paid to participants***	(f) Dividends used to repay exempt loan (1) allocated stock	(2) unallocated stock
COMMON	C	Y	1.35	$ 771174	$ 0	$ 0
				$	$	$
				$	$	$
Totals of dividends reported on lines 18(e) and (f) for all classes of stock(including any reported on attachments, see instructions) ▶				$ 771174	$ 0	$ 0

* If the stock is readily tradable on an established securities market within the meaning of Code section 409(l), enter "Y," otherwise enter "N."

** Dividend rate paid for each class of stock during the plan year.

*** Dividends paid directly to or distributed to participants.





SCHEDULE H (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ ***File as an attachment to Form 5500.***

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVIN

B Three-digit plan number ▶ 005

C Plan sponsor's name as shown on line 2a of Form 5500
NEW JERSEY RESOURCES CORPORATION

D Employer Identification Number
22-2376465

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** DFEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, 1i, and, except for master trust investment accounts, also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a	-19	0
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)		
(2) Participant contributions	b(2)		
(3) Other	b(3)		
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)		
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	1062173	1374222
(9) Value of interest in common/collective trusts	c(9)	12610819	13818591
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	12209427	9628474
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		





Official Use Only

			(a) Beginning of Year	(b) End of Year
d	Employer-related investments:			
	(1) Employer securities	d(1)	24148393	23958585
	(2) Employer real property	d(2)		
e	Buildings and other property used in plan operation	e		
f	Total assets (*add all amounts in lines 1a through 1e*)	f	50030793	48779872
	Liabilities			
g	Benefit claims payable	g		
h	Operating payables	h		
i	Acquisition indebtedness	i		
j	Other liabilities	j		
k	Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
	Net Assets			
l	Net assets (subtract line 1k from line 1f)	l	50030793	48779872

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	939963	
(B) Participants	a(1)(B)	2961708	
(C) Others (including rollovers)	a(1)(C)	104961	
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines **2a(1)(A), (B), (C),** and line **2a(2)**	a(3)		4006632
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market *accounts and certificates of deposit*)	b(1)(A)		
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments:	(1)(C)		
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)	87298	
(F) Other	b(1)(F)		
(G) Total interest. Add lines **2b(1)(A)** through **(F)**	b(1)(G)		87298
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)	909319	
(C) Total dividends. Add lines **2b(2)(A)** and **(B)**	b(2)(C)		909319
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)	3490161	
(B) Aggregate carrying amount (see instructions)	b(4)(B)	3500687	
(C) Subtract line **2b(4)(B)** from line **2b(4)(A)** and enter result	b(4)(C)		-10526





Official Use Only

		(a) Amount	(b) Total
(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
(B) Other	b(5)(B)	299002	
(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		299002
(6) Net investment gain (loss) from common/collective trusts	b(6)		-812219
(7) Net investment gain (loss) from pooled separate accounts	b(7)		
(8) Net investment gain (loss) from master trust investment accounts	b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		-1964037
c Other income	c		-1954
d Total income. Add all **income** amounts in column (b) and enter total	d		2513515
Expenses			
e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	3651671	
(2) To insurance carriers for the provision of benefits	e(2)		
(3) Other	e(3)		
(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		3651671
f Corrective distributions (see instructions)	f		
g Certain deemed distributions of participant loans (see instructions)	g		
h Interest expense	h		
i Administrative expenses: (1) Professional fees	i(1)		
(2) Contract administrator fees	i(2)		
(3) Investment advisory and management fees	i(3)		
(4) Other	i(4)	112765	
(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		112765
j Total expenses. Add all **expense** amounts in column (b) and enter total	j		3764436
Net Income and Reconciliation			
k Net income (loss) (subtract line 2j from line 2d)	k		-1250921
l Transfers of assets			
(1) To this plan	l(1)		
(2) From this plan	l(2)		

Part III Accountant's Opinion

3 The opinion of an independent qualified public accountant for this plan is (see instructions):

a **Attached** to this Form 5500 and the opinion is: (1) ☒ Unqualified (2) ☐ Qualified (3) ☐ Disclaimer (4) ☐ Adverse

b **Not attached** because: (1) ☐ the Form 5500 is filed for a CCT, PSA or MTIA.

(2) ☐ the opinion will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

c Also check this box if the accountant performed a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 2520.103-12(d) ☐

d If an accountant's opinion is attached, enter the name and EIN of the accountant (or accounting firm) ▶

DELOITTE & TOUCH, LLP 13-3891517





Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (see instructions and DOL's Voluntary Fiduciary Correction Program)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Did the plan engage in any nonexempt transaction with any party-in-interest? (Attach Schedule G (Form 5500) Part III if "Yes" is checked)	d		X	
e Was this plan covered by a fidelity bond?	e	X		35000000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j	X		
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount** ________

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	**5b(2)** EIN(s)	**5b(3)** PN(s)





SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ **File as an attachment to Form 5500 or 5500-EZ.**

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For trust calendar year 2002 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

WACHOVIA BANK, N. A.

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

1525 WEST W.T. HARRIS BLVD., 3C5

c City or town, state, and ZIP code

CHARLOTTE NC 28288-0646

2a Name of trust

NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN

b Trust's employer identification number 21-0621680

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ ▶ 22-2376465

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE Signature of fiduciary ▶ Judy G. Osborne, CPA Date ▶ 5/28/03



Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVIN

B Three-digit plan number ▶ 005

C Plan sponsor's name as shown on line 2a of Form 5500
NEW JERSEY RESOURCES CORPORATION

D Employer Identification Number 22-2376465

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 56-1354495 ________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . . ▶ Month____ Day____ Year____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . . **6a** $

b Enter the amount contributed by the employer to the plan for this plan year . . . . . **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . . **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . . . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) . . . . . ☐ Yes ☐ No





SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 unless box 1b is checked.**

Official Use Only

OMB No. 1210-0110

2002

This Form is NOT Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVIN

B Three-digit plan number ▶ 005

C Plan sponsor's name as shown on line 2a of Form 5500
NEW JERSEY RESOURCES CORPORATION

D Employer Identification Number
22-2376465

1a ☒ Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

1b ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE Signature of plan administrator ▶ [signature]

Phone number of plan administrator ▶ 732-938-1000 Date ▶



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit				
	Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number





Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVIN	B Three-digit plan number ▶ 005
C Plan sponsor's name as shown on line 2a of Form 5500 NEW JERSEY RESOURCES CORPORATION	D Employer Identification Number 22-2376465

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	1b Employer identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ______.

b The number of such QSLOBs that have employees benefiting under this plan is ______.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates. ▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☒ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).





Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month _____ Day _____ Year _____

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☐ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☐ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	c(1)	
(2) Number of excludable employees as defined in IRS regulations (see instructions)	c(2)	
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	c(3)	
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	c(4)	
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	c(5)	
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	c(6)	

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ _____ **d** %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)			
(2)			
(3)			

f *This plan satisfies the coverage requirements on the basis of (check one):* **(1)** ☐ *the ratio percentage test* **(2)** ☐ *average benefit test*





Form **5558** (Rev. June 2001)
Department of the Treasury Internal Revenue Service

Application for Extension of Time To File Certain Employee Plan Returns

▶ For Paperwork Reduction Act Notice, see instructions on back.

OMB No. 1545-0212

File With IRS Only

File before the normal due date of the Form 5500, 5500-EZ, or 5330 (see instructions)

Name of filer, plan administrator, or plan sponsor (see instructions)
New Jersey Resources Corporation
Number, street, and room or suite no. (If a P.O. box, see instructions.)
1415 Wyckoff Road
City or town, state, and ZIP code
Wall, NJ 07719

Filer's Identifying Number—Check applicable box and enter number (see instructions).
[X] Employer identification number (EIN). Filers checking box 1a must enter an EIN. All other filers, see **Specific Instructions.** ▶ 22-2376465 **OR**
[ ] Social security number (see **Specific Instructions**) ▶

1 I request an extension of time until 10 / 15 / 2003 (month / day / year) to file (check appropriate box(es)).

a [X] Form 5500 or 5500-EZ **(no more than 2½ months).**

The application **is automatically approved** to the date shown on line 1 (above) if: **(1)** box 1a is checked, **(2)** the Form 5558 is signed and filed on or before the normal due date of Form 5500 or 5500-EZ for which this extension is requested, and **(3)** the date on line 1 is no more than 2½ months after the normal due date.

You must attach a copy of this Form 5558 to each Form 5500 and 5500-EZ filed after the due date for the plans listed below.

b [ ] Form 5330 **(no more than 6 months).** Payment amount attached is $ ______ (see instructions)

2 Complete the following for the plan(s) covered by this application (see **How To File**):

Plan name/filer	Type of plan (check)			Plan number	Plan year ending		
	Pension	Welfare	Fringe		Month	Day	Year
New Jersey Resources Corporation Employees' Retirement Savings Plan	X			005	12	31	2002

3 State in detail why you need the extension (if line 1b is checked) ______

Under penalties of perjury, I declare that to the best of my knowledge and belief the statements made on this form are true, correct, and complete, and that I am authorized to prepare this application.

Signature ▶ Judy G. Osborne, CPA Date ▶ 5/28/03

Notice to Applicant

To Be Completed by the IRS if Line 1b Is Checked

To Be Completed by the IRS if line 1b is checked ▼

[ ] This application for extension to file Form 5330 **IS** approved to the date shown on line 1, if line 1b is checked. **(You must attach an approved copy of this form to each Form 5330 that was granted an extension.)**

[ ] The date entered on line 1 is more than the 6-month maximum time allowed for Form 5330. This application is approved to .... **(You must attach an approved copy of this form to each Form 5330 that was granted an extension.)**

[ ] The application for an extension for Form 5330 **is not** approved, because it was filed after the normal due date of the return. **(A 10-day grace period is not granted.)**

[ ] This application for an extension for Form 5330 **is not** approved, because
- [ ] The application was not signed.
- [ ] No reason was given on this application or the reason was not acceptable.
- [ ] No payment was attached for the tax due on Form 5330.
- [ ] Other ▶ ....

A 10-day grace period is granted from the date shown below or the due date of the return, whichever is later. **(You must attach a copy of this form to each return you file that is granted a grace period.)**

______ (Date) ______ (Director) By: ______

Applicants for extension of Form 5330: Complete if you want this Form 5558 returned to an address other than the address shown above.

Please Print or Type

Name
Number, street, and room or suite no. (If a P.O. box, see instructions.)
City or town, state, and ZIP code

NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN, PN 005
NEW JERSEY RESOURCES CORPORATION, EIN 22-2376465
ATTACHMENT TO SCHEDULE SSA, ITEM 4
FOR PLAN YEAR ENDED 12/31/02

(a) Entry Code	(b) Social Security Number	(c) Name of Participant			Enter code for nature and form of benefit		Amount of vested benefit Defined contribution plan		(i) Previous sponsor's employer identification number	(j) Previous plan number
		(First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(g) Units or shares	(h) Total value of account		
A	138-48-0770	VERONICA	J	ALTER	A	A		26899.21		
A	156-34-2107	AVIDALINA		BLASSINGILL	A	A		503.43		
A	150-32-0604	WILLIAM	E	BLOODGOOD	A	A		62110.08		
A	142-40-9757	PAUL		BRIGANTE	A	A		3223.12		
A	138-32-4656	ROSEMARY		BYRNE	A	A		2393.09		
A	139-60-9222	KATHLEEN	A	CIGANIK	A	A		39931.20		
A	154-40-7307	VICKI	L	COTTRELL	A	A		242569.77		
A	060-62-9753	RENEE	D	DICKSON	A	A		166.16		
A	150-74-6160	CHRISTINE	M	DOWD	A	A		5211.96		
A	149-56-9213	GARY	A	GAMBACORTO	A	A		358.19		
A	152-30-6426	BARBARA	J	HALPIN	A	A		264296.04		
A	156-44-4066	ELLEN	M	JAEGER	A	A		268106.00		
A	174-54-8348	LIAM	P	KELLEY	A	A		13259.20		
A	216-23-9829	AFTAB	A	KHAN	A	A		14207.12		
A	152-80-5766	NICOLE		MACBURNIE	A	A		18587.59		
A	153-40-3542	CLAIRE	P	MIKUSH	A	A		194889.23		
A	156-34-1436	BEATRICE	R	O'NEILL	A	A		213338.20		
A	147-68-5885	CHRISTOPHER		PRESS	A	A		368.34		
D	137-34-6908	DAVID	J	BARRY						
D	145-60-2253	PATRICIA	M	HEUTELE						
D	136-32-6510	MICHAEL	T	LASALA						
D	157-28-3555	HARRY	L	VOORHEES						

NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN, PN 005
NEW JERSEY RESOURCES CORPORATION, EIN 22-2376465
SCHEDULE H, 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FOR PLAN YEAR ENDED 12/31/02

DESCRIPTION	COST	MARKET
COMMON COLLECTIVE TRUST FUNDS:		
WACHOVIA BANK, N. A. STABLE PORTFOLIO GROUP TRUST	$ 6,637,370	$ 7,282,191
WACHOVIA BANK, N. A. DIVERSIFIED BOND GROUP TRUST	2,319,784	2,475,469
WACHOVIA BANK, N. A. ENHANCED STOCK MARKET FUND	5,054,800	4,060,931
TOTAL COMMON COLLECTIVE TRUST FUNDS	$ 14,011,954	$ 13,818,591
COMMON STOCKS:		
DAILY NJR STOCK ESOP	$ 12,657,925	$ 21,112,550
NJR STOCK 401K FUND	2,620,147	2,846,035
TOTAL COMMON STOCKS	$ 15,278,072	$ 23,958,585
MUTUAL FUNDS:		
FRANKLIN STRATEGIC SER SMALL CAP GROWTH FD CL A (FORMERLY SMALL CAP GROWTH FD CL I TO 1/1/99)	$ 10	$ 11
FRANKLIN STRATEGIC SER SMCAP GR2 CL A	348,154	347,764
INVESCO STK FDS INC DYNAMICS FD	552,648	367,214
JANUS FD WORLDWIDE FD	2,221,784	1,387,579
MASS INVS GROWTH STK FD INC CL A	575,281	366,486
ROWE T PRICE SMALL-CAP VALUE FD SM CAP VAL ADV	159,016	153,419
VANGUARD WINDSOR FDS II FUND	3,324,085	2,927,296
TEMPLETON FOREIGN FD CL A	1,088,696	1,026,732
FIDELITY PURITAN FD	2,846,526	3,051,973
TOTAL MUTUAL FUNDS	$ 11,116,200	$ 9,628,474
PARTICIPANT LOANS (5.25% - 10.50%)	0	$ 1,374,222

NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN, PN 005
NEW JERSEY RESOURCES CORPORATION, EIN 22-2376465
SCHEDULE H, 4j

SCHEDULE OF REPORTABLE TRANSACTIONS FOR PLAN YEAR ENDED 12/31/2002

ASSET TOTALS

(a) IDENTITY OF PARTY INVOLVED	(b) DESCRIPTION OF ASSET	(c) PURCHASE PRICE	(d) SELLING PRICE	(g) COST OF ASSET	(h) CURRENT VALUE OF ASSET	(i) NET GAIN/ LOSS
AGGREGATE TRANSACTIONS IN EXCESS OF 5%						
Wachovia Bank, N. A.	Stable Portfolio Group Trust	3,174,766		3,174,766	3,174,766	
Wachovia Bank, N. A.	Stable Portfolio Group Trust		2,708,546	2,425,387	2,708,546	283,159
Wachovia Bank, N. A.	Diversified Bond Group Trust	2,356,488		2,356,488	2,356,488	
Wachovia Bank, N. A.	Diversified Bond Group Trust		879,307	832,286	879,307	47,021
New Jersey Resources Corp.	NJR Stock 401(k) Fund	2,805,585		2,805,585	2,805,585	
New Jersey Resources Corp.	NJR Stock 401(k) Fund		1,887,883	1,675,340	1,887,883	212,543